Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
31 Dec 08	31 Mar 09	Security	portfolio	Description
2	1	Samsung Electronics	4.0	Korea's top electronics manufacturer and a global leader in semiconductor production.
1	2	America Movil	3.1	Latin America's largest cellular communications provider.
6	3	Petroleo Brasileiro - Petrobras	2.8	One of the world's largest oil companies. Engaged in exploration, production, refining, marketing and chemicals.
7	4	Reliance Industries	2.7	Manufactures a wide range of synthetic textiles, petrochemicals and plastics. Also involved in oil exploration and production, and electricity generation and distribution.
4	5	Taiwan Semiconductor Manufacturing	2.6	One of the world's largest semiconductor manufacturers.
3	6	China Shenhua Energy	2.6	Energy company engaged in the production and transport of coal in China and the Asia Pacific region.
9	7	AngloGold Ashanti	2.2	One of the world's largest gold producers.
8	8	Vale do Rio Doce	1.7	The world's largest exporter of iron ore. Also provides logistics services via an extensive rail network in Brazil.
16	9	Sasol	1.6	Produces synthetic fuel, gasoline and chemical products. Also venturing into natural gas exploration.
10	10	Bharti Airtel	1.6	India's leading telecommunications services provided.

		Total companies 1 through 10	24.9

56	11	Gazprom	1.6	The largest gas producer and transporter in Russia.
11	12	Industrial and Commercial Bank of China	1.5	A state-owned commercial bank in China and one of the world's largest banks.
5	13	Harmony Gold Mining	1.4	One of South Africa's largest gold mining companies.
15	14	Anhui Conch Cement	1.4	China's largest producer and seller of cement and commodity clinker.
12	15	Cemig	1.2	Generates and distributes electricity in the Brazilian state of Minas Gerais.
14	16	Banpu	1.1	Thailand-based energy company focused on coal mining and coal-fired power generation.
23	17	China National Offshore Oil	1.0	Explores for and produces offshore oil and gas. Among China's largest oil producers.
30	18	Bank of China	1.0	One of China's largest commercial banks.
29	19	Hon Hai Precision Industry	1.0	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
44	20	LG Electronics	1.0	Designs and manufactures appliances and home electronics.

		Total companies 1 through 20	37.1

This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Diversification by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	31 Mar 09	31 Mar 09		31 Dec 08	31 Mar 09	31 Mar 09
ENERGY	13.9	15.4	14.4	FINANCIALS	9.6	10.7	21.4
Petroleo Brasileiro - Petrobras		2.8		Industrial and Commercial Bank of China		1.5
Reliance Industries		2.7		Bank of China		1.0
China Shenhua Energy		2.6		Grupo Financiero Inbursa		0.8
Gazprom		1.6		Bumiputra-Commerce Holdings		0.7
Sasol		1.6		China Construction Bank		0.6
Banpu		1.1		China Overseas Land & Investment		0.6
China National Offshore Oil		1.0		OTHERS		5.5
OTHERS		2.0		INFORMATION TECHNOLOGY	12.0	13.2	12.7
				Samsung Electronics		4.0
MATERIALS	11.9	12.5	13.5	Taiwan Semiconductor Manufacturing		2.6
AngloGold Ashanti		2.2		Hon Hai Precision Industry		1.0
Vale do Rio Doce		1.7		BYD		0.6
Anhui Conch Cement		1.4		HTC Corp.		0.6
Harmony Gold Mining		1.4		NHN		0.6
Israel Chemicals		0.8		OTHERS		3.8
Taiwan Cement		0.8
OTHERS		4.2
				TELECOMMUNICATION SERVICES	16.4	14.7	10.9
INDUSTRIALS	7.2	7.3	8.5	America Movil		3.1
China High Speed Transmission Equipment		1.0		Bharti Airtel		1.6
Beijing Enterprises Holdings		0.5		Telmex International		0.9
China Railway Construction		0.5		Telmex		0.8
OTHERS		5.3		Telekomunikasi Indonesia		0.8
				Telekomunikacja Polska		0.7
				Bezeq		0.7
				OTHERS		6.1
CONSUMER DISCRETIONARY	7.3	7.3	6.1	UTILITIES	3.7	4.0	3.9
LG Electronics		1.0		Cemig		1.2
Astra International		0.6		Enersis		0.9
Shangri-La Asia		0.6		OTHERS		1.9
OTHERS		5.1
				OTHER	1.3	1.4	0.0
				Capital International Private Equity Fund IV		0.4
CONSUMER STAPLES	6.2	6.4	5.6	OTHERS		1.0
Kimberly-Clark de Mexico		0.6
Fomento Economico Mexicano		0.5		Total equity	90.3	93.5	100.0
KT&G		0.5		Total Fixed income	2.7	1.9
OTHERS		4.8		Total Cash and equivalents	7.0	4.6
				Total assets	100.0	100.0
HEALTH CARE	0.8	0.6	3.0
Bumrungrad Hospital		0.3
OTHERS		0.3

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	31 Dec 99	31 Dec 00	31 Dec 01	31 Dec 02	31 Dec 03	31 Dec 04	31 Dec 05	31 Dec 06	31 Dec 07	31 Dec 08	31 Mar 09	31 Mar 09
LATIN AMERICA	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	14.0	21.2	20.4	20.7
BRAZIL	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	7.2	10.3	10.7	13.5
MEXICO	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	5.9	8.9	8.0	4.2
CHILE	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	1.8	1.6	1.5
ARGENTINA	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.0	0.0	0.3
PERU	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.1	0.1	0.6
REPUBLIC OF COLOMBIA	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.1	0.0	0.6
VENEZUELA	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	18.0	16.1	15.9	13.1
INDIA	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	7.2	7.9	7.7	6.6
MALAYSIA	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	2.8	3.1	3.1
INDONESIA	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.7	2.3	2.1	1.5
THAILAND	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.7	2.0	1.5	1.4
PHILIPPINES	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	1.0	1.3	0.5
PAKISTAN	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.1	0.0
SRI LANKA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.1	0.1	0.0
VIETNAM	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0	0.0	0.0

FAR EAST ASIA	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	30.2	34.6	35.8	44.8
SOUTH KOREA	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.2	7.3	8.3	13.6
CHINA	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.1	19.3	19.1	18.2
TAIWAN	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	7.0	7.4	13.0
HONG KONG	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	1.0	1.0	0.0

EUROPE/MIDDLE EAST/ AFRICA	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	26.4	14.8	16.8	21.4
RUSSIAN FEDERATION	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	11.7	3.1	4.0	5.4
SOUTH AFRICA	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.0	6.5	6.3	8.1
ISRAEL	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	1.6	2.2	3.4
POLAND	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	0.7	0.8	1.1
TURKEY	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.7	0.9	1.2	1.3
HUNGARY	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.2	0.4	0.4
CZECH REPUBLIC	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.3	0.6	0.6
EGYPT	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	3.6	1.1	1.0	0.6
MOROCCO	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.5
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0	0.0	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.2	0.1	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0
NIGERIA	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0
CROATIA	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.1	0.1	0.1	0.0
ESTONIA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

OTHER[2]	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	5.3	3.6	4.6	0.0

Total equity	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	93.9	90.3	93.5	100.0
Fixed income	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.4	2.7	1.9
Cash & equivalents	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	5.7	7.0	4.6
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.00	100.00

1MSCI Emerging Markets Investable Market Index
[2]The current period includes 4.0% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	31 Mar 09	31 Mar 09		31 Dec 08	31 Mar 09	31 Mar 09
LATIN AMERICA	21.2	20.4	20.7	EMERGING EUROPE/MIDDLE EAST/AFRICA	14.8	16.8	21.4
BRAZIL	10.3	10.7	13.5	SOUTH AFRICA	6.5	6.3	8.1
MEXICO	8.9	8.0	4.2	RUSSIAN FEDERATION	3.1	4.0	5.4
CHILE	1.8	1.6	1.5	ISRAEL	1.6	2.2	3.4
PERU	0.1	0.1	0.6	TURKEY	0.9	1.2	1.3
REPUBLIC OF COLOMBIA	0.1	0.0	0.6	POLAND	0.7	0.8	1.1
ARGENTINA	0.0	0.0	0.3	CZECH REPUBLIC	0.3	0.6	0.6
				EGYPT	1.1	1.0	0.6
SOUTHEAST ASIA	16.1	15.9	13.1	MOROCCO	0.1	0.1	0.5
INDIA	7.9	7.7	6.6	HUNGARY	0.2	0.4	0.4
MALAYSIA	2.8	3.1	3.1	CROATIA	0.1	0.1	0.0
INDONESIA	2.3	2.1	1.5	SULTANATE OF OMAN	0.2	0.1	0.0
THAILAND	2.0	1.5	1.4
PHILIPPINES	1.0	1.3	0.5
PAKISTAN	0.0	0.1	0.0	OTHER[2]	3.6	4.6	0.0
SRI LANKA	0.1	0.1	0.0

FAR EAST ASIA	34.6	35.8	44.8	Total equity	90.3	93.5	100.0
CHINA	19.3	19.1	18.2	Total fixed income	2.7	1.9
SOUTH KOREA	7.3	8.3	13.6	Total cash and equivalents	7.0	4.6
TAIWAN	7.0	7.4	13.0	Total assets	100.0	100.0
HONG KONG	1.0	1.0	0.0

1MSCI Emerging Markets Investable Market Index
[2]The current period includes 4.0% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 March 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
February	-3.42	-3.42	-5.51	-5.43	2nd qtr.	-10.98	-10.98	-10.34	-9.64
March	11.50	11.50	14.11	14.35	3rd qtr.	7.65	7.65	7.39	8.14
1st qtr.	2.65	2.65	0.74	1.18	4th qtr.	13.66	15.44	16.81	17.24
Lifetime return					Year 2004	18.87	20.74	22.45	25.55
Cumulative%	1,511.92	2,463.56	__	__
Annualized%	12.95	15.26	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 March 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 March 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
February	-3.42	-3.42	-5.51	-5.43	2nd qtr.	-10.98	-10.98	-10.34	-9.64
March	11.50	11.50	14.11	14.35	3rd qtr.	7.65	7.65	7.39	8.14
1st qtr.	2.65	2.65	0.74	1.18	4th qtr.	13.66	15.44	16.81	17.24
Lifetime return					Year 2004	18.87	20.74	22.45	25.55
Cumulative%	1,511.92	2,463.56	__	__
Annualized%	12.95	15.26	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 March 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund

	Results as of 31 March 2009

	Q109	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	2.84	-43.90	-3.90	9.23	9.64	6.71	13.76	16.28
- net of operating expenses	2.65	-44.33	-4.58	8.47	8.87	5.93	12.83	15.27

MSCI Emerging Markets IMI with net dividends reinvested	1.18	-47.25	-8.37	5.76	7.80	3.23	9.15	10.42

MSCI World Index with net dividends	-11.82	-42.30	-13.41	-3.10	-1.86	4.00	4.50	6.36

MSCI EAFE Index with net dividends	-13.92	-46.39	-14.29	-1.95	-0.61	2.48	2.57	5.54

S&P 500 Index with income reinvested	-11.01	-38.08	-13.06	-4.77	-3.00	5.89	7.38	7.70

Lifetime: 31 May 1986 - 31 March 2009
Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from inception through 31 December 1987, MSCI Emerging Markets Index with gross dividends reinvested through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)
MSCI EAFE with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of 31 March 2009

	Q109	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	2.84	-43.90	-3.90	9.23	9.64	6.71	13.76	16.28
- net of operating expenses	2.65	-44.33	-4.58	8.47	8.87	5.93	12.83	15.27

MSCI Emerging Markets IMI with net dividends reinvested	1.18	-47.25	-8.37	5.76	7.80	3.23	9.15	10.42

MSCI World Index with net dividends	-11.82	-42.30	-13.41	-3.10	-1.86	4.00	4.50	6.36

MSCI EAFE Index with net dividends	-13.92	-46.39	-14.29	-1.95	-0.61	2.48	2.57	5.54

S&P 500 Index with income reinvested	-11.01	-38.08	-13.06	-4.77	-3.00	5.89	7.38	7.70

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Lifetime: 31 May 1986 - 31 March 2009
Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from inception through 31 December 1987, MSCI Emerging Markets Index with gross dividends reinvested through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)
MSCI EAFE with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	31 Mar 09	31 Mar 09		31 Dec 08	31 Mar 09	31 Mar 09
ENERGY	13.9	15.4	14.4	HEALTH CARE	0.8	0.6	3.0
ENERGY EQUIPMENT & SERVICES	0.2	0.5	0.2	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.1
OIL GAS & CONSUMABLE FUELS	13.7	14.9	14.2	HEALTH CARE PROVIDERS & SERVICES	0.7	0.5	0.2
MATERIALS	11.9	12.5	13.5	PHARMACEUTICALS	0.1	0.1	2.7
CHEMICALS	0.6	1.1	2.6	FINANCIALS	9.6	10.7	21.4
CONSTRUCTION MATERIALS	3.3	3.0	1.3	COMMERCIAL BANKS	4.8	6.7	13.5
CONTAINERS & PACKAGING	0.0	0.0	0.1	THRIFTS & MORTGAGE FINANCE	0.5	0.4	0.3
METALS & MINING	7.2	7.9	9.1	DIVERSIFIED FINANCIAL SERVICES	0.5	0.4	1.5
PAPER & FOREST PRODUCTS	0.8	0.5	0.4	CONSUMER FINANCE	0.0	0.0	0.1
INDUSTRIALS	7.2	7.3	8.5	CAPITAL MARKETS	0.0	0.0	0.9
AEROSPACE & DEFENSE	0.1	0.1	0.2	INSURANCE	0.5	0.4	2.8
BUILDING PRODUCTS	0.0	0.0	0.2	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.0	0.1	0.2
CONSTRUCTION & ENGINEERING	2.8	2.5	1.9	REAL ESTATE MANAGEMENT & DEVELOPMENT	3.3	2.7	2.1
ELECTRICAL EQUIPMENT	1.2	1.6	0.8
INDUSTRIAL CONGLOMERATES	0.6	0.7	1.9	INFORMATION TECHNOLOGY	12.0	13.2	12.7
MACHINERY	0.6	0.6	1.2	INTERNET SOFTWARE & SERVICES	2.3	2.1	0.6
TRADING COMPANIES & DISTRIBUTORS	0.1	0.1	0.3	IT SERVICES	0.4	0.4	1.1
COMMERCIAL SERVICES & SUPPLIES	0.0	0.0	0.1	SOFTWARE	0.4	0.5	0.4
AIR FREIGHT & LOGISTICS	0.0	0.0	0.1	COMMUNICATIONS EQUIPMENT	0.0	0.0	0.3
AIRLINES	0.1	0.1	0.3	COMPUTERS & PERIPHERALS	0.8	1.0	1.9
MARINE	0.1	0.0	0.6	ELECTRONIC EQUIPT, INSTR. & COMPONENTS	2.3	2.4	2.3
ROAD & RAIL	0.3	0.4	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.8	6.8	6.1
TRANSPORTATION INFRASTRUCTURE	1.3	1.2	0.7	TELECOMMUNICATION SERVICES	16.4	14.7	10.9
CONSUMER DISCRETIONARY	7.3	7.3	6.1	DIVERSIFIED TELECOMMUNICATION SERVICES	6.5	6.3	4.1
AUTO COMPONENTS	0.4	0.5	0.5	WIRELESS TELECOMMUNICATION SERVICES	9.9	8.4	6.8
AUTOMOBILES	0.3	0.6	1.0	UTILITIES	3.7	4.0	3.9
HOUSEHOLD DURABLES	0.5	1.0	0.9	ELECTRIC UTILITIES	2.9	3.1	2.1
LEISURE EQUIPMENT & PRODUCTS	0.3	0.2	0.1	GAS UTILITIES	0.0	0.0	0.4
TEXTILES, APPAREL, & LUXURY GOODS	0.4	0.5	0.4	MULTI UTILITIES	0.0	0.0	0.1
HOTELS, RESTAURANTS & LEISURE	1.3	1.5	0.6	WATER UTILITIES	0.2	0.2	0.2
DIVERSIFIED CONSUMER SERVICES	0.9	0.7	0.1	INDEPENDENT POWER PROD & ENERGY TRADERS	0.6	0.7	1.1
MEDIA	1.3	1.0	1.1	OTHER	1.3	1.4	0.0
DISTRIBUTORS	0.3	0.2	0.2	EMERGING MARKET FUNDS/PARTNERSHIPS	1.3	1.4	0.0
INTERNET & CATALOG RETAIL	0.0	0.0	0.1
MULTILINE RETAIL	0.6	0.6	0.5	Total equity	90.3	93.5	100.0
SPECIALTY RETAIL	1.0	0.5	0.6	Total fixed income	2.7	1.9
CONSUMER STAPLES	6.2	6.4	5.6	Total cash and equivalents	7.0	4.6
FOOD & STAPLES RETAILING	1.7	1.2	1.2	Total assets	100.0	100.0
BEVERAGES	1.0	1.7	1.1
FOOD PRODUCTS	2.0	1.8	1.9
TOBACCO	0.3	0.5	0.7
HOUSEHOLD PRODUCTS	1.2	1.2	0.4
PERSONAL PRODUCTS	0.0	0.0	0.3

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPs is a trademark owned by CFA Institute.

Notable purchases and sales
Emerging Markets Growth Fund
31 December 2007 - 31 December 2008

Purchases			Sales
Security name	Amount ($)	New	Security Name	Amount ($)	Eliminated
China Shenhua Energy	195,630,123		Hon Hai Precision Industry	353,520,522
Reliance Industries	194,020,049		Evraz	146,787,234
Gazprom	182,461,603		IOI	134,754,441
Vale do Rio Doce	165,727,677		OCI	127,084,046
Bank of China	147,619,780	■	Eurasian Natural Resources	121,843,673
SINOPEC	117,722,891	■	Standard Bank Group	108,777,243	■
Nine Dragons Paper Industries	113,777,590		Gold Fields	104,360,130	■
LG Electronics	109,929,322	■	Taiwan Semiconductor Manufacturing	102,722,044
DLF Ltd.	105,157,588		Sinofert Holdings	98,442,119
Sibirskiy Cement Holding Co.	102,626,358	■	Orascom Telecom	98,326,640
China High Speed Transmission Equipment	88,793,374		GOME Electrical Appliances Holding	97,310,147
NHN	88,014,996		Novolipetsk Steel	83,743,184
Harmony Gold Mining	83,114,737		KazMunaiGas Exploration Production	82,465,017
Bharti Airtel	77,391,683		Samsung Engineering	70,472,556	■
Turk Telekom	70,229,392	■	AU Optronics	67,057,122
Industrial and Commercial Bank of China	69,391,440		Ferrexpo	66,911,421
New World Resources	65,638,799	■	B2W - Cia. Global do Varejo	65,665,401
Focus Media Holding	64,629,920	■	Magnitogorsk Iron and Steel	65,357,736
Sasol	64,149,850		Straits Asia Resources	65,080,411
Weichai Power	63,569,297	■	Cathay Financial Holding	61,224,736	■

Reflects largest purchases and sales of commmon stock. Excludes depository receipts, fixed income, and other non-equity securities.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Profile
March 31, 2009
Emerging Markets Growth Fund

Capital International takes an expansive view of the emerging markets, investing across countries, sectors and the market capitalization spectrum. We treat benchmarks as reference points but invest in a much wider opportunity set that encompasses the entire investable universe. The diversity afforded by our multiple portfolio manager system combined with independent, on-the-ground research underpins all of our investments. As emerging markets become more globally integrated, managers and analysts also benefit from the insights of developed-equity, fixed-income and private equity investment professionals at Capital International as they seek to achieve long-term growth of capital and income.

Objective			Strategy characteristics
Provide long-term growth of capital by investing in companies across the developing world.			Invest in: ■ Emerging markets equities
Asset in strategy: $7.5 billion (as of 31 December 2008)
Portfolio managment team			Strategy inception date: 1986
Team averages 27 years of investment experience			Minimum account size: $0.1 million (qualified purchases only)
■ Christopher Choe	■ Victor Kohn	■ Lisa Thompson	Benchmark: MSCI Emerging Markets IMI
■ David Fisher	■ Luis Oliveira	■ Shaw Wagener
Research portfolio (16 analysts)

Investment process
A core belief in independent research, a long-term focus and the multiple perspectives inherent to Capital International's multiple portfolio manager system define our investment process.  Four global managers, two regional managers and 16 investment analysts contribute to high level of portfolio diversification.

As active managers, we have found value throughout the developing world as markets have evolved, but our approach has remained the same since the inception of our strategy more than 20 years ago. Independent, first-hand research is fundamental aspect of our process. Most anlaysts at Capital International have made research their careers, establishing long-standing relationships with key corporate managers and policymakers over the course of several business and market cycles.  We thoroughly analyze the prospects of each company regardless of its market index weighting, gathering information from on-site visits in order to determine each company's business prospects, management and competitive position within a local and global context.

We aim to fully understand the social, economic, cultural and political factors that contribute to the long-term outlook for each company as well as the markets and industries within which they operate.  Investments in commodities, energy and technology companies, for instance, may be based on research by several dedicated emerging markets analysts, combined with extensive discussion among a developed-market analyst, a fixed-income or macroeconomic analyst, and several managers, all looking at similar data points from different angles and perspectives.  These exchanges also help identify the best ways to invest in longer term trends such as infrastructure development, urban growth and growing consumer demand in emerging markets.

We have comprehensive framework for managing risk.  Our fundamental research process and multiple manager approach help diversify risk, while Capital International's independent portfolio control and compliance teams monitor compliance with client guidelines and market regulations.

Emerging markets equity at Capital
The Capital organization's first emerging markets equity fund was launched in 1986, more than one year prior to the inception of the MSCI Emerging Markets Index.  We continue to have one of the largest dedicated emerging markets research efforts in the investment management business.  Our emerging markets team is an integral part of Capital International's broader global investment group, closely ingteracting with the developed-market equity, debt and private equity research teams and benefiting from a cross-pollination of investment ideas as markets and economies become more globalized.

Investment Results
	Q109	1 year	3 years	5 years	10 years	15 years
Emerging Markets Growth Fund[1]
- gross[2]	2.84%	-43.90%	-3.90%	9.23%	9.64%	6.71%
- net[3]	2.65	-44.33	-4.58	8.47	8.87	5.93
MSCI Emerging Markets IMI[4]	1.18	-47.25	-8.37	5.76	7.80	3.23

Portfolio composition				Risk characteristics (based on monthly returns)
	Portfolio[5]	Index[4]
Country exposure					Standard deviation	Information ratio		Tracking error
				3yrs	5 yrs	3 yrs	5 yrs	3yrs	5 yrs
Latin America	20.4%	20.7%
Southeast Asia	15.9	13.1	Emerging Markets Growth Fund3	26.32%	23.37%	0.71	0.59	5.34%	4.63%
Far East Asia	35.8	44.8	MSCI Emerging Markets IMI[4]	29.73	26.15
Europe/Middle East/Africa	16.8	21.4

Sector Exposure				Outlook and strategy

Energy	15.4%	14.4%		■ Global economic conditions remain difficult, with emerging markets growth expected to fall to
Materials	12.5	13.5		3.25% in 2009, according to the IMF. We expect that several developing economies, including
Industrials	7.3	8.5		those in Eastern and Central Europe, will continue to face severe challenges, as will some
Consumer discretionary	7.3	6.1		export-dependent economies. Yet we believe that emerging markets as a whole are
Consumer staples	6.4	5.6		fundamentally well equipped to withstand weakness in a global economy -- and will continue
Health care	0.6	3.0		to be a significant factor in world growth once this recession is over. While sharply declining
Financials	10.7	21.4		exports are an undeniable source of concern, especially in Asia, we believe that continued
Information technology	13.2	12.7		stimulus measures, including increased infrastructure spending, should help mitigate the
Telecom Services	14.7	10.9		economic slowdown.
Utilities	4.0	3.9

				■ The current environment offers many opportunities, in our view, especially now that valuations
		%		have come down relative to those in the developed world. Portfolio managers continue to focus
Turnover (one year)		65.26		on the companies we believe will emerge stronger, including those with substantial free cash
				flows to help finance ongoing business and capital needs. We have a strong conviction in
				China, which we expect to weather the economic slowdown better than other markets, and are
				adding to several of the dominant franchises in India. We remain wary of financials on the
				whole, especially in Asia. We recognize the differences among commodity markets and
				continue to increase our holdings in several oil producers based on share price weakness,
				while limiting investments in some industrial metals stocks and adding to certain gold
				producers. We have also maintained a large overweight in telecommunications and a
				significantly greater-than-benchmark position in technology.

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods make losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call (800) 421-0180, extension 96245.

All data as of 31 March 2009 unless otherwise specified.
Results are in US$. Periods greater than on year are annualized. Results reflect the reinvestment of dividends, interest and other earnings.
[1]Emerging Markets Growth Fund (EMGF). The Fund operated as a closed-end fund until 1 July 1999. This exhibit must be accompanied or preceded by a current prospectus for the Fund.
[2]Gross of operating expenses. This reflects the investment results of EMGF after adding back fund operating expenses, such as custodial and investment management fees.
[3]Net of operating expenses. Total return percentages are calculated from net asset value assuming all distributions are reinvested.
4MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter. All indices are unmanaged.
[5]Includes 4.0% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's private equity funds.
Capital International uses a multiple portfolio manager system that divides portfolios into multiple segments. In this system, differences of opinion are common, and the opinions expressed by an individual do not necessarily reflect the consensus of the team. The statements expressed herein are informed opinions, are as of the date noted, and are subject to change at any time based on market or other conditions. This publication is intended merely to highlight issues and is not intended to be comprehensive or to provided advice.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request. GIPS® is a trademark owned by CFA Institute.